UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934



                              THE QUICK & REILLY GROUP, INC.
                                    (Name of Issuer)

                          Common Stock, par value $.10 per share
                              (Title of Class of Securities)


                                      748376 10 0
                                     (CUSIP Number)

                                     Mr. Peter Quick
                                 Spoonwood Investment Co.
                             c/o The Quick & Reilly Group, Inc.
                                  230 South County Road
                                Palm Beach, Florida 33480
                                     (407) 655-8000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                      March 1, 1996
                  (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

  Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Page 1  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Spoonwood Investment Co.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER               3,576,804
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER                  None
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER          3,576,804
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER             None
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON 3,576,804

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0%

  14    TYPE OF REPORTING PERSON*
        PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)  OF   THE  SCHEDULE,   AND  THE   SIGNATURE
         ATTESTATION.

                                     Page 2  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust under agreement dated March 1, 1978 between Leslie
        Quick, Jr., as Grantor and Leslie Quick, Sr. and Henry P.
        Kilroy as Trustees, as modified to reflect changes in such trustees

  2       CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*        (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                    None
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             3,576,804
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER               None
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        3,576,804
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                       3,576,804

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0%

  14    TYPE OF REPORTING PERSON*
        OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)  OF   THE  SCHEDULE,   AND  THE SIGNATURE
          ATTESTATION.

                                     Page 3  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles A. Quick

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                    None
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             3,576,804
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER               None
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        3,576,804
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                      3,576,804

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0%

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)  OF   THE  SCHEDULE,   AND  THE SIGNATURE
          ATTESTATION.

                                     Page 4  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas E. Christman

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                  14,885
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             3,576,804
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER             14,885
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        3,576,804
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                       3,591,689

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.3%

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)  OF   THE  SCHEDULE, AND THE SIGNATURE
         ATTESTATION.

                                      Page 5  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard G. Brodrick

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                   4,842
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             3,696,487
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER              4,842
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        3,696,487
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                      3,701,329

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.8%

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING  EXHIBITS)   OF  THE   SCHEDULE,   AND  THE   SIGNATURE
            ATTESTATION.

                                      Page 6  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Leslie C. Quick III

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                 106,101
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             4,011,799
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER            106,101
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        4,011,799
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                      4,117,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.4%

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)   OF  THE   SCHEDULE,  AND   THE  SIGNATURE
           ATTESTATION.

                                     Page 7  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas C. Quick

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                 257,091
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             4,125,520
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER            257,091
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        4,125,520
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                      4,382,611

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.5%
  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING  EXHIBITS)   OF   THE  SCHEDULE,   AND  THE   SIGNATURE
               ATTESTATION.

                                    Page 8  of  13 pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter Quick

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                    (b) //
        Not applicable

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    //
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        Not applicable

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

   NUMBER OF            7     SOLE VOTING POWER                  48,722
    SHARES
  BENEFICIALLY          8     SHARED VOTING POWER             4,540,607
   OWNED BY
     EACH               9     SOLE DISPOSITIVE POWER             48,722
   REPORTING
    PERSON              10    SHARED DISPOSITIVE POWER        4,540,607
     WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                      4,589,329

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     //
        (11) EXCLUDES CERTAIN SHARES*         Not applicable

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.3%

  14    TYPE OF REPORTING PERSON*
        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING   EXHIBITS)  OF   THE  SCHEDULE,   AND  THE   SIGNATURE
            ATTESTATION.

                                      Page 9  of  13 pages

                                     Introductory Note

            This  Initial  Statement on  Schedule  13D  is  being filed  to succeed to a prior filing on Form 13G of the Trust under agreement dated March 1, 1978 between Leslie C. Quick, Jr., as Grantor, and Leslie C. Quick, Sr. and Henry P. Kilroy as Trustees, as modified to reflect changes in such trustees (the "Trust"), as amended through Amendment 13 thereof. The filing is made in conjunction with the establishment of Spoonwood Investment Co., a general partnership formed by the Trust and certain beneficiaries of the Trust who have contributed to Spoonwood Investment Co. shares of common stock of The Quick & Reilly Group, Inc. received by them as distributions from the Trust. The filing of this
  Schedule 13D is not intended to indicate any change in the investment intent of the Trust and such beneficiaries.

  Item 1.     Securities and Issuer

            This statement relates to shares of common stock, par value $.10 per share ("Common Stock"), of The Quick & Reilly Group, Inc. (the "Issuer"), whose principal executive offices are located at 230 South County Road, Palm Beach, Florida 33480.

  Item 2.     Identity and Background

            This statement is filed by Spoonwood Investment Co. ("Spoonwood"), whose business address is c/o The Quick & Reilly Group, Inc., 230 South County Road, Palm Beach, Florida 33480. Spoonwood is a general partnership whose partners are the Trust, Leslie C. Quick III, Thomas C. Quick and Peter Quick. The trustees of the Trust are Richard
  G. Brodrick, Charles A. Quick and Thomas E. Christman. Spoonwood and such partners and trustees are hereinafter referred to as the "Reporting Persons."

            The principal business of Spoonwood is to serve as an investment partnership primarily with respect to shares of Common Stock owned by the Trust and by the beneficiaries of the Trust as they become entitled to distribution of such shares from the Trust.

            The name, business address, principal occupation and address at which such occupation is conducted for each Reporting Person who is an individual is as follows:

            Thomas E. Christman, Adjunct Professor of Finance, St. John's University, 100 Bacon Road, Old Westbury, New York 11568.

            Charles A. Quick, Chief Financial Officer, c/o Coregis, 181 West Madison, Suite 2600, Chicago, Illinois 60602.

            Richard G. Brodrick, Esq., attorney, Kelley Drye & Warren, Two Stamford Plaza, 281 Tresser Blvd., Stamford, Connecticut 06901.

                            Page 10  of  13 pages

            Leslie C. Quick, III, President, U.S. Clearing Corporation, 26 Broadway, New York, New York 10004.

            Thomas C. Quick, President, The Quick & Reilly Group, Inc., 230 South County Road, Palm Beach, Florida 33480.

            Peter Quick, President, Quick & Reilly, Inc., 26 Broadway, New York, New York 10004.

            None of the  Reporting Persons has, during the last five years,
  (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which being that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Each Reporting Person is a citizen of the United States of America.

  Item 3.     Source and Amount of Funds or Other Consideration.

            This filing relates to a change of legal entity and not to a new acquisition of securities. The shares of Common Stock with respect to which Spoonwood is filing this Schedule 13D were contributed to the Trust in 1978 by Leslie C. Quick, Jr., who is the founder, Chairman of the Board and Chief Executive Officer of the Issuer. Certain beneficiaries of the Trust have become entitled to distributions of Common Stock in accordance with the terms of the Trust. The Trust and such beneficiaries have contributed to Spoonwood those shares subject to the Trust and those shares received by such beneficiaries from the Trust, in each case in exchange for an interest in Spoonwood.

  Item 4.     Purpose of Transaction.

            The purpose of the transaction is to create an investment partnership which will be comprised of the Trust and the beneficiaries thereof who receive distributions therefrom. The transaction does not involve the acquisition of any Common Stock by any of the Reporting Persons or development of a plan or proposal related to the Issuer. Each of the Reporting Persons is an officer or director of the Issuer with the exception of Mr. Charles A. Quick who is a relative of Leslie
  C. Quick, Jr., Leslie C. Quick III, Thomas C. Quick and Peter Quick.

  Item 5.    Interest in Securities of the Issuer.

            (a) Reference is made to box 11 on pages 2 through 9 hereof.

            (b) Reference is made to boxes 7 through 10 on pages 2 through 9 hereof. Shared voting or dispositive power of each Reporting Person is shared only with other Reporting Persons, except that voting and dispositive power with respect to 629,499 shares of Common Stock held in certain trusts of which Reporting Persons who are individuals are trustees are shared with Christopher C. Quick as co-trustee. Christopher C. Quick is the President of JJC Specialist Corp., and his business address is JJC Specialist Corp., 26 Broadway, New York, New York 10004. The information set forth in the last two paragraphs of
  Item 2 hereof are true for Christopher C. Quick.

            (c) Peter Quick gifted 1,500 shares of Common Stock to four unaffiliated charitable institutions, which transfers were evidenced by transfers recorded on the Issuer's transfer ledger within the last 60 days.

            (d) The beneficiaries of the trusts with respect to which the individual Reporting Persons are trustees have the right to receive dividends from, or the proceeds of the sale of, the securities to which this statement relates. No one person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this statement relates.

                             Page 11  of  13 pages

            (e)     Not applicable.

  Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            Except as otherwise described herein, none of the Reporting Persons has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer.

  Item 7.     Material to be Filed as Exhibits.

            The  following documents are  being filed  as exhibits  to this
  Schedule 13D.

  Exhibit
  Number            Description

    A Partnership Agreement dated as of March 10, 1993 among the Trust and Leslie C. Quick III, as amended.

                                   Page 12  of  13 pages

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  March 1, 1996            SPOONWOOD INVESTMENT CO.

                                   By:  TRUST U/A DATED MARCH 1, 1978
                                        BETWEEN LESLIE C. QUICK, JR., AS
                                        GRANTOR, AND LESLIE C. QUICK, SR.
                                        AND HENRY P. KILROY, AS TRUSTEES,
                                        AS MODIFIED TO REFLECT CHANGES IN
                                        SUCH TRUSTEES
                                   Its: General Partner


  /s/Leslie C. Quick III        By:    /s/Thomas E. Christman
  Leslie C. Quick III                  Thomas E. Christman, Trustee


  /s/Thomas C. Quick             By:   /s/Charles A. Quick
  Thomas C. Quick                      Charles A. Quick, Trustee


  /s/Peter Quick                 By:   /s/Richard G. Brodrick
  Peter Quick                          Richard G. Brodrick, Trustee


  /s/Thomas E. Christman
  Thomas E. Christman              TRUST U/A DATED MARCH 1, 1978 BETWEEN
                                   LESLIE C. QUICK, JR., AS GRANTOR, AND
                                   LESLIE  C.   QUICK,  SR.  AND  HENRY  P.
                                   KILROY, AS TRUSTEES, AS MODIFIED
  /s/Charles A. Quick              TO REFLECT CHANGES IN SUCH TRUSTEES
  Charles A. Quick

                                 By: /s/Thomas E. Christman

  /s/Richard G. Brodrick               Thomas E. Christman, Trustee
  Richard G. Brodrick

                                   By: /s/Charles A. Quick
                                       Charles A. Quick, Trustee


                                   By: /s/Richard G. Brodrick
                                       Richard G. Brodrick, Trustee

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